================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    101388106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               AND COMMUNICATIONS)



                                NOVEMBER 16, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  2 of 13 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        3,257,700
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        3,257,700
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,257,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  3 of 13 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        3,257,700
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        3,257,700
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,257,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  4 of 13 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GapStar, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        3,257,700
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        3,257,700
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,257,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  5 of 13 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        3,257,700
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        3,257,700
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,257,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  6 of 13 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        3,257,700
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        3,257,700
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,257,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  7 of 13 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAPCO Management GmbH
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        3,257,700
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        3,257,700
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,257,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  8 of 13 Pages
------------------------                                  ----------------------


ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated January 17, 2002, as amended by Amendment No. 1 thereto, dated March 14, 2003, as amended by Amendment No. 2 thereto, dated March 21, 2003, as amended by Amendment No. 3 thereto, dated March 28, 2003, and as amended by Amendment No. 4 thereto, dated May 15, 2003, with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Bottomline Technologies (de), Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 325 Corporate Drive, Portsmouth, New Hampshire 03801.

ITEM 2.    IDENTITY AND BACKGROUND.

           Item 2 is hereby amended and restated in its entirety as follows:

           This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GapStar, GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

           The general partner of GAP 74 is GAP. GAP is also the sole member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William E. Ford, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Phillip P. Trahanas and Florian Wendelstadt (collectively, the "GAP Managing Members"). The general partners of GAPCO II are GAP Managing Members. The GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG. Mr. Grabe serves on the Board of Directors of the Company. The business address of each of the GAP Managing Members (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Hotel, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue N.W., Washington, DC, 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GAP Managing Members, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany, Mr. Feng is a citizen of the United States and Taiwan, and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page  9 of 13 Pages
------------------------                                  ----------------------


           None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Unchanged.

ITEM 4.    PURPOSE OF TRANSACTION.

           Unchanged.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and restated in its entirety as follows:

           (a) As of the date hereof, GAP, GAP 74, GapStar, GAPCO II, KG and GmbH Management each own of record no shares of Common Stock, 2,679,732 shares of Common Stock, 209,347 shares of Common Stock, 364,449 shares of Common Stock, 4,172 shares of Common Stock and no shares of Common Stock, respectively, which represent approximately 0.0%, 15.0%, 1.2%, 2.1%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock. By virtue of the fact that (i) GAP Managing Members are also general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (ii) GAP is the general partner of GAP 74 and the sole member of GapStar and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,257,700 shares of Common Stock, or 18.3% of the Company's issued and outstanding shares of Common Stock.

           (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,257,700 shares of Common Stock that may be deemed to be owned beneficially by each of them.

           (c) Except as set forth in this paragraph (c), to the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days. In the aggregate, the sales set forth below amount to over 1% of the shares of Common Stock outstanding as of October 31, 2004.

                                (i)      GAP 74


              DATE       SHARES SOLD        PRICE PER SHARE         PROCEEDS
              ----       -----------        ---------------         --------
        11/03/2004           139,839                 $9.776    $1,367,089.91
        11/15/2004            16,452                $10.995      $180,889.74
        11/16/2004             6,581                $10.895       $71,700.00

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page 10 of 13 Pages
------------------------                                  ----------------------


                                (ii)     GAPSTAR


              DATE       SHARES SOLD        PRICE PER SHARE         PROCEEDS
              ----       -----------        ---------------         --------
        11/03/2004            10,925                 $9.776      $106,804.66
        11/15/2004             1,285                $10.995       $14,128.58
        11/16/2004               514                $10.895        $5,600.03



                                (iii)    GAPCO II


              DATE       SHARES SOLD        PRICE PER SHARE         PROCEEDS
              ----       -----------        ---------------         --------
        11/03/2004            19,018                 $9.776      $185,923.21
        11/15/2004             2,237                $10.995       $24,595.82
        11/16/2004               895                $10.895        $9,751.03



                                (iv)     KG

              DATE       SHARES SOLD        PRICE PER SHARE         PROCEEDS
              ----       -----------        ---------------         --------
        11/03/2004               218                 $9.776        $2,131.20
        11/15/2004                26                $10.995          $285.87
        11/16/2004                10                 10.895          $108.95


           (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

           (e)    Not Applicable.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

           Unchanged.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page 11 of 13 Pages
------------------------                                  ----------------------


           Exhibit 2: Power of Attorney dated January 4, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

           Exhibit 3: Power of Attorney dated January 4, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page 12 of 13 Pages
------------------------                                  ----------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2004

                                         GENERAL ATLANTIC PARTNERS, LLC


                                         By:  /s/ Thomas J. Murphy
                                              ------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GENERAL ATLANTIC PARTNERS, 74 L.P.

                                         By:  General Atlantic Partners, LLC,
                                              Its general partner


                                         By:  /s/ Thomas J. Murphy
                                              ------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GAPSTAR, LLC

                                         By:  General Atlantic Partners, LLC,
                                              Its sole member


                                         By:  /s/ Thomas J. Murphy
                                              ------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GAP COINVESTMENT PARTNERS II, L.P.


                                         By:  /s/ Thomas J. Murphy
                                              ------------------------------
                                              Name:   Thomas J. Murphy
                                              Title:  Attorney-in-Fact


                                         GAPCO GMBH & CO. KG

                                         By:  GAPCO Management GmbH,
                                              Its general partner


                                         By:  /s/ Matthew Nimetz
                                              ------------------------------
                                              Name:   Matthew Nimetz
                                              Title:  Managing Director

------------------------                                  ----------------------
CUSIP NO. 101388106                Schedule 13D              Page 13 of 13 Pages
------------------------                                  ----------------------

                                         GAPCO MANAGEMENT GMBH


                                         By:  /s/ Matthew Nimetz
                                              ------------------------------
                                              Name:   Matthew Nimetz
                                              Title:  Managing Director